Exhibit 99.1

Pan American Silver achieves milestones at mine expansions in Mexico

All amounts in US$ unless otherwise indicated

VANCOUVER, Sept. 8, 2016 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAA) (the "Company", or "Pan American") today announced that it has achieved important milestones at its two mine expansion projects currently underway in Mexico. At the Company's La Colorada mine, the new 618-metre deep shaft was commissioned in fully automatic mode in early September, ahead of schedule. The shaft was constructed with a world-class safety performance of zero lost-time accidents incurred and using industry-leading raise boring and shaft automation technologies. The work remaining to complete the La Colorada expansion project includes a new filter plant, power line and underground development. The project is now expected to be completed approximately 5 to 10 percent under budget.

At the Company's Dolores mine, the new 98 kilometre, 115 kV power line that connects the mine to the national power grid was energized in early September. The new power line was completed on budget and is expected to result in annual savings of about $9 million.

"We successfully achieved these milestones on or under budget and funded them entirely from internal resources," said Michael Steinmann, President and CEO. "These expansion projects will contribute to higher production rates and lower costs at both operations, and as silver prices rise, our shareholders are positioned to benefit from widening profit margins."

The La Colorada expansion project commenced in 2014 with an original capital investment estimate of about $163.8 million, including sustaining capital. By the end of 2017 when the project is expected to be completed, processing rates are expected to increase to 1,800 tonnes per day, resulting in a 69 percent increase in annual silver production to approximately 7.7 million ounces.

The Dolores expansion project has an estimated capital investment of approximately $112.4 million. By the end of 2017, this project is expected to increase annual silver production by about 40 percent to 6.3 million ounces and gold production by about 52 percent to over 205,000 ounces.

About Pan American Silver

Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ (PAAS) and the Toronto Stock Exchange (PAA).

For more information, visit our website at: www.panamericansilver.com

Technical Information

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P. Eng., Senior VP Technical Services and Process Optimization who is a qualified person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (''NI 43-101''). For further technical information relating to the La Colorada project, please refer the NI 43-101 technical report entitled "Technical Report – Preliminary Economic Analysis for the Expansion of the La Colorada mine, Zacatecas, Mexico," with an effective date of December 31, 2013. For further technical information relating to the Dolores project, please refer to the NI 43-101 technical report entitled "Technical Report for the Dolores Property, Chihuahua, Mexico - Preliminary Economic Assessment of a Pulp Agglomeration Treatment and Underground Option", with an effective date of May 31, 2014. Both are filed on Sedar at www.sedar.com.

Cautionary Note Regarding Forward-looking Statements and Information

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to: the successful completion of the La Colorada expansion project and the Dolores expansion project; expectations with respect to timing for completion of the expansion, or specific parts thereof; the Company's ability to achieve budget expectations and to fund the expansion with internal resources; anticipated production rates; anticipated annual savings as a result of the power line project at the Dolores mine; expectations with respect the effects of the expansion projects on costs and profit margins; and any anticipated mining and processing rates.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metals prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental laws and regulations; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements and information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements and information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Siren Fisekci, VP, Investor Relations & Corporate Communications; Kettina Cordero, Manager, Investor Relations; Ph: 604-684-1175, ir@panamericansilver.com

CO: Pan American Silver Corp.

CNW 21:00e 08-SEP-16